 Confidential

December 11, 2015

U.S. Securities and Exchange Commission

Attn: Cecilia Blye

Chief, Office of Global Security Risk

100 F Street, NE
Washington, DC 20549

Re:      Embraer S.A.

            20-F for Fiscal Year Ended December 31, 2014

            Filed March 27, 2015

            File No. 1-15102

Dear Ms. Blye:

We are submitting this letter on behalf of Embraer S.A. (the “Company”) in response to a letter received by electronic mail dated November 18, 2015 from the Office of Global Security Risk of the Securities and Exchange Commission (“OGSR”) in relation to the Company’s 20-F for the fiscal year ended on December 31, 2014 (the “OGSR Letter”).  The numbered paragraphs below correspond to the numbered comments in the OGSR Letter, with each of OGSR’s comments presented in bold and italics below.

1.      You state on page 73 of the 20-F that you delivered ten Embraer 190 aircraft to Kenya Airways. The Kenya Airways website offers flights serving Sudan on Embraer 190 aircraft.  Additionally, you state on page 28 that you have customers in Africa and the Middle East, regions that include Sudan and Syria.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company does not provide any services, products, information or technology to Sudan or Syria and has no agreements, commercial arrangements, or other contacts with the governments of Sudan, Syria or entities owned or controlled by, or any entities or individuals acting on behalf of, the governments of Sudan or Syria.

Regarding the relationship with Kenya Airways (“Kenya Airways”), the Company has delivered an aggregate of ten Embraer 190 aircraft (the “Sold Aircraft”) pursuant to a Purchase Agreement, dated as of August 11, 2011 (the “Purchase Agreement”).  The Company understands that Kenya Airways has leased an additional five Embraer 190 aircraft from third party leasing companies (the “Leased Aircraft”, together with the Sold Aircraft, the “Aircraft”).

Furthermore, Kenya Airways and a subsidiary of the Company (the “Subsidiary”) have entered into an Embraer Authorized Services Agreement, dated as of January 1, 2015 (the “Authorized Services Agreement”), pursuant to which the Subsidiary authorizes Kenya Airways to provide selected maintenance services on certain Embraer aircraft in Kenya Airways’ maintenance center for a period of three years.

Finally, Kenya Airways and the Subsidiary  have entered into a Service Agreement, dated as of July 3, 2015 (the “Service Agreement”), pursuant to which the Subsidiary has provided certain services to Kenya Airways related to modification of the Aircraft.

The Service Agreement and the Authorized Services Agreement are the only currently effective agreements between the Company (or any Company subsidiary) and Kenya Airways.

In the past, the Company provided route analyses to Kenya Airways consistent with the Company’s standard business development and marketing practices; these route analyses did not focus on flights to and from Sudan but addressed dozens of potential routes to and from cities throughout Africa, including routes between Nairobi, Kenya and Khartoum, Sudan.

Apart from the matters described above, the Company is not party to any agreements, and does not maintain any arrangements or contacts, with Kenya Airways to provide services, products, information or technology to Kenya Airways.

The Purchase Agreement, the Service Agreement and the Authorized Services Agreement include contractual provisions requiring Kenya Airways to comply with U.S. exports controls in connection with any operation or use of the Aircraft, or of any products, technology or software provided by the Company, as applicable.  The Company is not aware of any operation of the Aircraft by Kenya Airways in violation of U.S. export controls.

2.      Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company has not had any past contacts and does not have any current contacts, whether direct or indirect, with Sudan or Syria, and does not plan to engage in any direct or indirect contacts with Sudan or Syria in the future.

The Company’s annual revenues from Kenya Airways accounted for approximately 1.6% of the Company’s total annual revenues in 2011, 3.2% of the Company’s total annual revenues in 2012, and 2.7% of the Company’s total annual revenues in 2013.  The Company did not derive in 2014, and has not derived thus far in 2015, any other revenues from Kenya Airways.

Separately, the Subsidiary’s annual revenues from sales of spare parts, repairs of components and services to Kenya Airways accounted for approximately 1.7%, 0.8%, 0.3% and 0.3% of the Subsidiary’s total annual revenues in 2011, 2012, 2013 and 2014, respectively. Thus far in 2015, the Subsidiary has derived revenues from Kenya Airways representing 0.5% of its total annual revenues this year.  Neither the Company nor the Subsidiary nor any other Company subsidiary has derived in the past 5 years or derives presently any other revenues from Kenya Airways.

Since entering into the Authorized Services Agreement in January 2015, the Subsidiary derived US$15,000 in revenues pursuant that agreement.

With regard to revenue data provided above, we respectfully note that the Company cannot evaluate how much of the revenues of Kenya Airways may be related to Sudan.

The Company understands that one of more of the Aircraft may have operated, or are operating or may be operating to and from Sudan by Kenya Airways, but has no reason to believe that Kenya Airways has conducted, is conducting or will conduct any such operations in a manner that would constitute a violation of applicable U.S. export control laws.  In accordance with standard Company business practices, including “know your customer” assessment, the Company secured contractual provisions to require compliance by Kenya Airways with U.S. export control laws, in connection with the Company’s sale of the Aircraft to Kenya Airways.

Any Company contacts with Sudan are limited to the operation of one or more of the Aircraft by Kenya Airways to and from Sudan.  Therefore, any Company contacts with Sudan are indirect and attenuated in nature.  To the Company’s knowledge, operation of any Aircraft by Kenya Airways to and from Sudan has not violated, and would not violate, U.S. export controls applicable to the Aircraft. Moreover, as neither the Company nor Kenya Airways are U.S. persons, such operation has not violated, and would not violate, U.S. economic sanctions against Sudan.

As the revenues derived from the Kenya Airways relationship represent an immaterial amount of the Company’s consolidated revenues, the Company does not believe that its dealings with Kenya Airways would give rise to a material investment risk for its security holders or have a material adverse impact on investor sentiment.

The Company acknowledges that:

•                     the Company is responsible for the adequacy and accuracy of the disclosure;

•                     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should OGSR have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 530-5317 or Dara Panahy at (202) 835-7521.

Sincerely, /s/ Andrew B. Jánszky Andrew B. Jánszky Milbank, Tweed, Hadley & McCloy LLP Counsel for Embraer S.A.

cc:

Frederico Pinheiro Fleury Curado, President & CEO

Embraer S.A.

José Antonio de Almeida Filippo, Executive Vice President & CFO

Embraer S.A.